Gusrae Kaplan & Nusbaum pllc
ATTORNEYS AT LAW

	120 WALL STREET – 25TH FLOOR	OF COUNSEL
	NEW YORK, NY 10005	ROBERT L. BLESSEY
SCOTT H. GOLDSTEIN MARTIN H. KAPLAN LAWRENCE G. NUSBAUM RYAN J. WHALEN BENJAMIN S. KAPLAN	____ TEL (212) 269-1400 FAX (212) 809-4147 ____ 81 MAIN STREET – SUITE 215 WHITE PLAINS, NY 10601 (914) 644-6323 ____ www.gusraekaplan.com

                                                                    June 26, 2019

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Registration Statement on Form S-1 of Modular Medical, Inc.

Ladies and Gentlemen:

On behalf of Modular Medical, Inc. (the “Company”), we are transmitting one copy of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company for filing under the Securities Act of 1933, as amended. The Company has previously sent by wire transfer funds in the amount of $3,511.73 to cover the registration fee.

Should you have any questions or comments regarding this filing, please call either the undersigned or Howard Mulligan at (212) 269-1400.

Sincerely,

/s/ Lawrence G. Nusbaum

Lawrence G. Nusbaum